MIRZAM

February 9, 2009

To: Unified Series Trust

2960 N. Meridian St., Suite 200

Indianapolis, Indiana 46208

Dear Sirs:

You have engaged us to act as the investment adviser to the Mirzam Capital Appreciation Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of December 1, 2009, we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's total annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary litigation expenses) at 2.00% of the Fund's average daily net assets. This Agreement shall continue in place until the earlier to occur of November 30, 2010, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Declaration of Trust or Bylaws.

Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the 2.00% expense limitation.

Very truly yours,

Mirzam Asset Management, LLC

By:________________________
Name: Clifford R. Morris
Title: Chief Compliance Officer

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:________________________
John C. Swhear, Senior Vice President

Mirzam Asset Management, LLC
Registered Investment Adviser
1 Main Street, Suite 200 Tequesta, Florida 33469 Phone: 561-741-3000
www.mirzam.org • www.mirzamfunds.com • www.mirzamproducts.com